December 13, 2016	James M. Forbes
(617) 235-4765
james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)
Registration Nos. 333-212686 and 811-23177
Responses to Comments on Amendment No. 3 to Registration Statement

Ladies and Gentlemen:

On December 13, 2016, Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission provided an oral comment to James M. Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 3 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A (“Amendment No. 3”).

For the convenience of the Staff, the Staff’s comment to Amendment No. 3 has been restated below in its entirety. The Registrant’s response follows the comment. For purposes of this correspondence, the term “Fund” is used to refer to Goehring & Rozencwajg Resources Fund. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Prospectus

Fees and Expenses of the Fund

Comment: The expense example indicates that the Institutional Class shares have three-year expenses of $390. The Staff calculates three-year expenses for the Institutional Class shares of $398. Please confirm the correct amount of the three-year expenses for the Institutional Class shares and, if appropriate, reflect the revised amount in a definitive version of the Registrant’s prospectus filed pursuant to the requirements of Rule 497(c) under the Securities Act following the effectiveness of the Registrant’s Registration Statement.

Response: The Registrant confirms that the three-year expense amount for the Institutional Class shares is $398. The Registrant further confirms that this amount will be reflected in a definitive version of the Registrant’s prospectus filed pursuant to the requirements of Rule 497(c) under the Securities Act following the effectiveness of the Registrant’s Registration Statement.

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Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg John Loder, Esq. Michael G. Doherty, Esq.

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